SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

September 6, 2002

Zi Corporation
Commission File No. 0-24018
(Translation of registrant's name into English)

Suite 2100, 840 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3G2
(Address if principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2-2(b) under the *Securities Exchange Act of 1934*

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2002

Zi Corporation

By: Neil Frizzell

Name: ____________________

Title: Vice President, General Counsel

News release

ZI corporation
Intelligent Interface Solutions

ZI CORPORATION STATEMENT RE PENDING APPEAL IN PATENT INFRINGEMENT CASE

NEWS RELEASE for September 4, 2002

CALGARY, AB (September 4, 2002) . . . . Zi Corporation (Nasdaq:ZICA) (TSE:ZIC) announced today that the jury returned a verdict unfavorable to the Company in a lawsuit against it by Tegic Communications Inc., a unit of AOL Time Warner. The jury found in favor of AOL Time Warner with regard to infringement, and set an amount of damages of US$9 million. Zi will appeal the verdict.

This trial was held to decide issues regarding Zi's older version of eZiText® which are not being sold in the United States. The jury decision does not affect Zi's existing eZiText® product line in the United States or anywhere else in the world.

The trial was held in the US District Court for the Northern District of California in San Francisco. Earlier this year, on February 21, the court ruled in a summary judgement that Zi's current product line, eZiText® v.4.5, does not infringe the Tegic/AOL Time Warner patents.

Zi Corporation Chairman and Chief Executive Officer Michael E. Lobsinger commented, "The arguments by both sides in this trial hinged on highly technical issues related to software. We are confident that our products do not in fact infringe on any valid patents, and believe that we will prevail on appeal."

About Zi Corp

Zi Corporation is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology product, eZiText® connects people to short messaging, e-mail, e-commerce, Web browsing and similar applications in more than 35 languages and regional dialects. Zi supports its strategic partners from offices in Calgary, Beijing, Hong Kong, London, San Francisco, Shenzhen and Stockholm. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

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Contacts:

Allen & Caron Inc.
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (media)
len@allencaron.com
949-474-4300

Zi Corporation
Dale Kearns
Chief Financial Officer
investor@zicorp.com
403-233-8875

FitzGerald Communications
Fred Bateman (media)
fbateman@fitzgerald.com
415-677-0208

News release

ZI corporation
Intelligent Interface Solutions

SEPTEMBER 6, 2002 - 07:30 EDT

Zi Corporation Update On Litigation

CALGARY, ALBERTA--Zi Corporation (Nasdaq:ZICA) (TSE:ZIC) Chairman and Chief Executive Officer Michael E. Lobsinger said today that sales of its flagship products are essentially unaffected by the recent verdict in its lawsuit with Seattle-based Tegic Communications, a unit of AOL Time Warner. Lobsinger's statements relate specifically to Zi's current global version of eZiText® v4.5, as well as its eZiTap™, eZiNet™ and eZiLite™ products. The proceedings have no impact on Zi's investments in Oztime located in Beijing, Zi Services in Hong Kong and Magic Lantern in Canada.

Zi also advised that the judge in the trial has delayed entry of the jury's verdict until motions already filed by Zi are argued and decided. Zi expects these arguments to be heard within three weeks. The motions being made by Zi include a motion to dismiss the damages verdict on the basis that it was incorrectly awarded as a matter of law. The jury's verdict on all counts will be stayed until these motions are ruled upon. Even if the jury's verdict is entered as a judgment without any changes, Zi intends to immediately file an appeal on the judgment.

"We are very confident in our ability to reverse the outcome of this matter." said Lobsinger. "Our balance sheet remains strong and we continue to see momentum in our growth. Further, we want to reiterate that the litigation was only about our older version 4.1 technology, which has not been sold in the United States. Tegic's patents in dispute only cover the United States."

Gary Mendel, Vice President Sales and Marketing of Zi Corporation added, "Our present text input product line is unaffected by the jury's verdict. Earlier this year we received a summary judgment from this same court confirming that our eZiText v4.5 does not infringe the disputed Tegic patents. We can, and still are, actively selling our eZiText v4.5 in the United States. There is no issue regarding our ability to continue to sell eZiNet, eZiTap and our eZiLite products anywhere else in the world, regardless of version."

About Zi Corporation

Zi Corporation is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology product, eZiText® connects people to short messaging, e-mail, e-commerce, Web browsing and similar applications in more than 35 languages and regional dialects. Zi supports its strategic partners from offices in Calgary, Beijing, Hong Kong, London, San Francisco, Shenzhen and Stockholm. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

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For further information please contact:

Allen & Caron Inc.
Jill Bertotti (investors)
e-Mail: jill@allencaron.com

Len Hall (Business/Financial media)
(949) 474-4300
E-mail: len@allencaron.com
949-474-4300

Zi Corporation
Dale Kearns
Chief Financial Officer
(403) 233-8875
E-mail: investor@zicorp.com
403-233-8875

FitzGerald Communications
Fred Bateman (media)
(415) 677-0208
E-mail: fbateman@fitzgerald.com
415-677-0208